Verigy Ltd.
c/o Verigy US, Inc.
10100 N. Tantau Avenue
Cupertino, CA 95014-2540
www.verigy.com

Kenneth M. Siegel
Vice President and General Counsel
(408) 864-7529 telephone
(408) 864-2991 facsimile
ken.siegel@verigy.com

[Verigy Logo]
May 20, 2008

Mr. Geoffrey Kruczek

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

RE:                            Verigy Ltd. – Annual Report on Form 10-K

Filed December 21, 2007

File No. 000-52038

Dear Mr. Kruczek:

We have received the staff’s letter dated May 13, 2008, in which the staff set forth several comments to our annual report on Form 10-K for the year ended October 31, 2007, and our quarterly report on Form 10-Q for the quarter ended January 31, 2008.  The company acknowledges receipt of the staff’s comments and wishes to inform the staff that the company will revise its disclosures in the Business and Management’s Discussion and Analysis of Financial Condition sections of its future periodic reports, as requested.

In addition, in connection with this response letter, the company acknowledges the following:

1.                                                                the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                                                the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter or the company’s filings in the future, please contact me at (408) 864-7529 or Margo Smith at (408) 864-7515.

Very truly yours,

/s/ Kenneth M. Siegel
Kenneth M. Siegel
Vice President & General Counsel